UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

**FORM 8-K/A**

Amendment No. 1 to Form 8-K Filed on July 9, 1999

Date of Report (Date of earliest event reported) July 7, 1999

**THE GEON COMPANY**

(Exact name of Registrant as specified in its charter)

Delaware

(State of incorporation)

| | |
|---|---|
| 1-11804 | 34-1730488 |
| (Commission file number) | (I.R.S. Employer Identification No.) |

One Geon Center

Avon Lake, Ohio 44012

(Address of principal executive offices ) (Zip Code)

(440) 930-1001

(Registrant's telephone number, including area code)

**Item 2. Acquisition or Disposition of Assets.**

On July 7, 1999, a subsidiary of The Geon Company, TGC Acquisition Corporation, acquired through a tender offer of $12.25 per share, 13,715,221 shares of the outstanding capital stock (the “Stock”) of O’Sullivan Corporation. The remaining outstanding shares of O’Sullivan capital stock totaling 1,879,466, were converted into the right to receive $12.25 per share in cash on August 23, 1999. O’Sullivan Corporation is a leading producer of engineered polymer films for the automotive and industrial markets. The acquisition was initially financed using a combination of cash on hand and borrowings under existing revolving credit facilities.

Certain information regarding this transaction was included in the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 1999.

## Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a) Financial Statements of Business Acquired

- (1) Audited Consolidated Financial Statements of O'Sullivan Corporation
  - Report of Yount, Hyde & Barbour, P.C., Independent Auditors
  - Consolidated Balance Sheets as of December 31, 1998 and 1997
  - Consolidated Statements of Income for the years ended December 31, 1998 and 1997
  - Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997
  - Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998 and 1997
  - Notes to Consolidated Financial Statements
- (2) Unaudited Consolidated Financial Statements of O'Sullivan Corporation
  - Consolidated Balance Sheet as of June 30, 1999
  - Consolidated Statements of Income for six months ended June 30, 1999 and 1998
  - Consolidated Statements of Cash Flows for six months ended June 30, 1999 and 1998
  - Notes to Consolidated Financial Statements

(b) Unaudited Pro Forma Condensed Consolidated Financial Statements of The Geon Company

- Introduction
- Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1999
- Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1999
- Unaudited Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 1999 and the year ended December 31, 1998
- Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 1999 and the year ended December 31, 1998

Exhibits

| | |
|---|---|
| Consent of Independent Auditors | Exhibit 23.1 |
| Agreement and Plan of Merger, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and O'Sullivan Corporation (incorporated by reference to exhibit (c)(2) of the Schedule 14D-1 Tender Offer Statement of The Geon Company, TCG Acquisition Corporation filed on June 8, 1999) | |

**Signature**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By: \S\ GREGORY L. RUTMAN

Gregory L. Rutman
Secretary

Dated September 20, 1999

## Report of Independent Auditors

To the Stockholders and Board of Directors
of O'Sullivan Corporation

We have audited the accompanying consolidated balance sheets of O'Sullivan Corporation and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O'Sullivan Corporation and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ YOUNT, HYDE & BARBOUR, P. C.

Winchester, Virginia
January 22, 1999

## O'Sullivan Corporation And Subsidiaries
## Consolidated Balance Sheets

| | December 31 | |
|---|---|---|
| | **1998** | **1997** |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 35,361,408** | $ 35,444,138 |
| Receivables | **26,285,798** | 25,658,216 |
| Inventories | **23,411,945** | 20,674,689 |
| Deferred income tax assets | **1,307,151** | 1,041,564 |
| Other current assets | **2,379,394** | 3,234,108 |
| Total current assets | **88,745,696** | 86,052,715 |
| Property, plant and equipment | **45,039,233** | 40,316,399 |
| Other assets | **9,114,073** | 11,662,582 |
| **Total assets** | **$142,899,002** | $138,031,696 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | **$ 11,187,082** | $ 9,988,826 |
| Accrued expenses | **6,435,752** | 5,968,248 |
| Total current liabilities | **17,622,834** | 15,957,074 |
| Other long-term liabilities | **6,254,471** | 8,404,635 |
| Deferred income tax liabilities | **1,429,370** | 954,921 |
| Commitments and contingencies | **–** | – |
| Stockholders' equity Common stock, par value $1.00 per share; authorized 30,000,000 shares | **15,594,982** | 15,743,062 |
| Additional paid-in capital | **1,410,372** | 2,717,863 |
| Retained earnings | **100,829,647** | 94,254,141 |
| Accumulated other comprehensive income | **(242,674)** | – |
| Total stockholders' equity | **117,592,327** | 112,715,066 |
| **Total liabilities and stockholders' equity** | **$142,899,002** | $138,031,696 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O’Sullivan Corporation And Subsidiaries
## Consolidated Statements of Income

| | For the Year Ended December 31 | |
|---|---|---|
| | **1998** | **1997** |
| Net sales | **$163,178,700** | $163,599,400 |
| Cost of products sold | **134,444,519** | 137,976,808 |
| Gross profit | **28,734,181** | 25,622,592 |
| Operating expenses: | | |
| Selling and warehousing | **5,629,965** | 5,067,830 |
| Allowance for doubtful accounts | **1,106,250** | – |
| General and administrative | **6,087,002** | 5,701,472 |
| Postemployment benefits and deferred compensation | **457,994** | 4,033,375 |
| | **13,281,211** | 14,802,677 |
| Income from operations | **15,452,970** | 10,819,915 |
| Other income: | | |
| Interest income | **2,012,626** | 2,551,492 |
| Other, net | **1,006,445** | 360,388 |
| | **3,019,071** | 2,911,880 |
| Income from continuing operations before income taxes | **18,472,041** | 13,731,795 |
| Income taxes | **6,882,580** | 4,917,937 |
| Income from continuing operations | **11,589,461** | 8,813,858 |
| Discontinued operations: | | |
| Loss from discontinued operations, net of taxes | **–** | (593,593) |
| Loss on disposal of discontinued operations, net of taxes | **–** | (3,674,046) |
| | **–** | (4,267,639) |
| **Net income** | **$ 11,589,461** | $ 4,546,219 |
| Net income (loss) per common share, basic and diluted: | | |
| Net income per common share from continuing operations | **$ .74** | $ .56 |
| Net loss per common share from discontinued operations | **–** | (.04) |
| Net loss per common share from disposal of discontinued operations | **–** | (.23) |
| **Net income per common share** | **$ .74** | $ .29 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O'Sullivan Corporation And Subsidiaries
## Consolidated Statements of Cash Flows

| | For the Year Ended December 31 | |
|---|---|---|
| | **1998** | **1997** |
| **Cash flows from operating activities** | | |
| Net income from continuing operations | **$ 11,589,461** | $ 8,813,858 |
| Adjustments to reconcile net income from continuing operations to net to net cash provided by operating activities of continuing operations: | | |
| Depreciation | **5,713,650** | 5,464,100 |
| Provision for doubtful accounts | **1,106,250** | – |
| Deferred income taxes | **339,532** | (1,259,559) |
| Postemployment benefits and deferred compensation | **(138,411)** | 3,373,377 |
| Other operating assets and long-term liabilities, net | **(184,157)** | (1,023,289) |
| (Gain)loss from disposal of assets | **(682,041)** | 345,533 |
| Unremitted (income) from joint venture | **(327,864)** | (186,989) |
| Changes in assets and liabilities: | | |
| Receivables | **(1,733,832)** | (1,870,188) |
| Inventories | **(2,737,256)** | 5,732,595 |
| Other current assets | **347,825** | 757,469 |
| Accounts payable | **1,198,256** | (280,859) |
| Accrued expenses | **467,508** | 351,640 |
| Net cash provided by operating activities | **14,958,921** | 20,217,688 |
| **Cash flows from investing activities** | | |
| Purchase of property, plant and equipment | **(10,453,849)** | (4,885,185) |
| Proceeds from disposal of assets | **1,863,658** | 205,037 |
| Proceeds from disposal of subsidiary | **–** | 21,958,209 |
| Payments received from non-operating notes receivable | **1,371,000** | 207,289 |
| Funds (advanced to) repayment from discontinued operations | **–** | 1,088,618 |
| Change in other assets | **(1,352,934)** | (3,503,485) |
| Net cash provided by (used in) investing activities | **(8,572,125)** | 15,070,483 |
| **Cash flows from financing activities** | | |
| Cash dividends | **(5,013,955)** | (5,040,428) |
| Purchase of common stock | **(1,455,571)** | (996,036) |
| Net cash (used in) financing activities | **(6,469,526)** | (6,036,464) |
| Increase (decrease) in cash and cash equivalents | **(82,730)** | 29,251,707 |
| Cash and cash equivalents at beginning of period | **35,444,138** | 6,192,431 |
| **Cash and cash equivalents at end of period** | **$ 35,361,408** | $35,444,138 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O'Sullivan Corporation And Subsidiaries
## Consolidated Statements of Stockholders' Equity

### For the Years Ended December 31, 1998 and 1997

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balance at January 1, 1997 | $15,850,562 | $ 3,606,399 | $ 95,022,594 |
| Comprehensive income: | | | |
| Net income | – | – | 4,546,219 |
| Other comprehensive income, net of tax | | | |
| Foreign currency translation adjustment, net of reclassification adjustment resulting from sale of foreign entity, net of tax | – | – | (274,244) |
| Minimum pension liability adjustment, net of tax | – | – | – |
| Other comprehensive income | – | – | – |
| Comprehensive income | – | – | – |
| Purchase of common stock | (107,500) | (888,536) | – |
| Dividends declared, $.32 per share | – | – | (5,040,428) |
| Balance at December 31, 1997 | **15,743,062** | **2,717,863** | **94,254,141** |
| Comprehensive income: | | | |
| Net income | **–** | **–** | **11,589,461** |
| Other comprehensive income, net of tax Minimum pension liability adjustment, net of tax | **–** | **–** | **–** |
| Comprehensive income | **–** | **–** | **–** |
| Purchase of common stock | **(148,080)** | **(1,307,491)** | **–** |
| Dividends declared, $.32 per share | **–** | **–** | **(5,013,955)** |
| **Balance at December 31, 1998** | **$15,594,982** | **$ 1,410,372** | **$100,829,647** |

## O'Sullivan Corporation And Subsidiaries
## Consolidated Statements of Stockholders' Equity

### For the Years Ended December 31, 1998 and 1997

| | Accumulated Other Comprehensive Income | Comprehensive Income | Stockholders' Equity |
|---|---|---|---|
| Balance at January 1, 1997 | $(481,233) | | $113,998,322 |
| Comprehensive income: | | | |
| Net income | – | $ 4,546,219 | 4,546,219 |
| Other comprehensive income, net of tax Foreign currency translation adjustment, net of reclassification adjustment resulting from sale of foreign entity, net of tax | | 243,791 | (30,453) |
| Minimum pension liability adjustment, net of tax | | 237,442 | 237,442 |
| Other comprehensive income | 481,233 | 481,233 | |
| Comprehensive income | | 5,027,452 | |
| Purchase of common stock | – | | (996,036) |
| Dividends declared, $.32 per share | – | | (5,040,428) |
| Balance at December 31, 1997 | **–** | | **112,715,066** |
| Comprehensive income: | | | |
| Net income | **–** | **11,589,461** | **11,589,461** |
| Other comprehensive income, net of tax Minimum pension liability adjustment, net of tax | **(242,674)** | **(242,674)** | **(242,674)** |
| Comprehensive income | | **11,346,787** | |
| Purchase of common stock | **–** | | **(1,455,571)** |
| Dividends declared, $.32 per share | **–** | | **(5,013,955)** |
| **Balance at December 31, 1998** | **$(242,674)** | | **$117,592,327** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O’Sullivan Corporation And Subsidiaries
## Notes to Consolidated Financial Statements

### 1. Summary of Significant Accounting Policies

### Nature of Operations

O’Sullivan Corporation (“O’Sullivan” or “the Corporation”) manufactures calendered plastics products for the automotive and specialty manufacturing industries. The most substantial portion of the Corporation’s business is conducted in North American markets.

### Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of all Subsidiaries. Significant intercompany accounts and transactions have been eliminated. Investments in affiliates in which the Corporation has a 20% to 50% interest are carried at cost, adjusted for the Corporation’s proportionate share of the affiliate’s undistributed earnings or losses.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

### Receivables and Concentration of Credit Risk

Receivables from trade customers are generally due within thirty to ninety days. The Corporation conducts periodic reviews of its major customers’ financial condition and grants trade credit based upon evaluations of the credit worthiness of each customer. Management performs regular assessments of receivables and makes estimates as to the adequacy of the allowance for doubtful accounts based on historical data and knowledge of customers’ financial condition. Credit losses have been within the expectations of management.

## 1. Summary of Significant Accounting Policies—Continued

### Inventories

Inventories are valued at the lower of cost or market, with cost being determined substantially by the first-in, first-out or average cost method.

### Investment Securities

Investment securities held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded in other current assets at fair value with the change in fair value during the period included in earnings. At December 31, 1997, other current assets included securities with a fair value of $507,870. These securities were sold during 1998. At December 31, 1998 and 1997, O'Sullivan had no investments in derivative financial instruments.

### Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at historical cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of assets. The estimated useful lives are twenty to forty years for buildings and three to ten years for machinery and other equipment. Accelerated methods of depreciation are utilized for tax purposes. Expenditures for repairs and maintenance are charged to operations as incurred. Betterments and improvements that extend the useful life of an asset are capitalized. Upon sale and other disposition of assets, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is reflected in operations.

### Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

**1. Summary of Significant Accounting Policies—Continued**

**Advertising Costs**

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs were $182,423 for 1998 and $89,090 for 1997.

**Research and Development**

O'Sullivan conducts a broad range of research and development activities. These activities are aimed at improving existing products and manufacturing processes and developing new products and processes.

Product and process research and development activities are charged to expense as incurred. The amounts incurred in 1998 and 1997 were $3,264,955 and $2,739,388, respectively.

**Earnings Per Share**

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Statement No. 128 replaced the calculation of primary and diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities and is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share as it reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

**1. Summary of Significant Accounting Policies—Continued**

**Pension Plans**

The Corporation and its Subsidiaries have retirement plans that cover substantially all employees who meet certain eligibility requirements. The Retirement Savings Plan ("Plan") is a 401(K) plan under which the majority of the Corporation's employees are covered. The plan permits eligible employees to contribute up to ten percent of before-tax compensation and up to five percent of after-tax compensation subject to certain Internal Revenue Service restrictions. The Corporation may, in its discretion, make an Employer Basic Contribution of up to three percent of each participant's compensation each year. The Corporation may also, in its discretion, make an Employer Matching Contribution of up to two percent for participants who have elected to make before-tax contributions to the plan. After three years of service, participants become 100% vested in the employer contributions for each participant.

Current and former employees not covered under the Retirement Savings Plan are participants in either multiemployer plans sponsored by other entities or non-contributory defined benefit plans. The plans provide benefits to certain salaried employees based on years of service and final years' average earnings and to certain hourly employees based on a dollar unit multiplied by years of eligible service. The Corporation's policy is to fund at least the minimum amounts required by the applicable governing bodies.

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits". This Statement revises employers disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligation and fair value of plan assets that will facilitate financial analysis and eliminates certain disclosures. The Statement is effective for the Corporation's financial statements for the year ended December 31, 1998. Information for prior years has been restated to conform to the Standard.

## 1. Summary of Significant Accounting Policies—Continued

### Postretirement Benefits

The Corporation provided health care benefits to certain of its retired employees under a plan which was terminated January 1, 1993. Upon termination of the plan, this group of retired employees was allowed to continue to be covered by the Corporation’s group insurance plan. Effective January 1, 1993, the Corporation adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 106, “Employers Accounting for Postretirement Benefits other than Pensions” to account for its share of the costs of benefits provided to this group. To effect adoption of Statement No. 106, the Corporation accrued, as of January 1, 1993, its share of the estimated costs to insure this group of retirees. Prior to January 1, 1993, the Corporation expensed its share of these expenses as they were incurred.

### Postemployment Benefits

The liability and expense for postemployment benefits are accrued when the obligations vest and can be reasonably estimated. Obligations that do not vest are recorded when payment of the benefits is probable and can be reasonably estimated.

### Reclassification of Amounts

Certain amounts for 1997 have been reclassified to conform to the 1998 presentation.

## 2. Supplementary Balance Sheet Detail

| | Balances at December 31 | |
|---|---|---|
| | **1998** | **1997** |
| **Receivables** | | |
| Accounts receivable | **$ 27,008,437** | $26,228,366 |
| Less allowance for doubtful accounts | **722,639** | 570,150 |
| | **$ 26,285,798** | $25,658,216 |

Receivable balances for automotive-related business were $17,375,273 at December 31, 1998, and $14,711,831 at December 31, 1997.

| | **1998** | **1997** |
|---|---|---|
| **Inventories** | | |
| Finished goods | **$ 4,971,465** | $ 4,505,483 |
| Work in process | **5,708,598** | 3,385,687 |
| Raw materials | **9,110,258** | 9,380,683 |
| Supplies | **3,621,624** | 3,402,836 |
| | **$ 23,411,945** | $20,674,689 |
| **Property, plant and equipment** | | |
| Land | **$ 1,558,382** | $ 1,414,776 |
| Buildings | **32,049,426** | 27,762,932 |
| Machinery and equipment | **64,357,301** | 58,458,348 |
| Transportation equipment | **4,070,761** | 3,981,665 |
| | **102,035,870** | 91,617,721 |
| Less accumulated depreciation | **56,996,637** | 51,301,322 |
| | **$ 45,039,233** | $40,316,399 |

## 2. Supplementary Balance Sheet Detail—Continued

Depreciation expense totaled $5,713,650, and $5,464,100 in 1998 and 1997, respectively.

| | | |
|---|---|---|
| **Accrued expenses** | | |
| Accrued compensation | **$2,590,716** | $2,527,053 |
| Employee benefits | **1,090,660** | 886,467 |
| Dividends payable | **1,245,769** | 1,257,623 |
| Other accrued expenses | **1,508,607** | 1,297,105 |
| | **$6,435,752** | $5,968,248 |
| **Other long-term liabilities** | | |
| Deferred compensation | **$4,005,363** | $3,978,100 |
| Employee benefits | **1,333,713** | 845,466 |
| Postemployment benefits | **915,395** | 1,081,069 |
| Contingency reserve for discontinued operations | **–** | 2,500,000 |
| | **$6,254,471** | $8,404,635 |

The contingency reserve for discontinued operations was an allowance for potential adjustments relating to the sale of the Corporation’s former consumer products subsidiary (See note 14).

## 3. Debt

The Corporation has a $50,000,000 unsecured line of credit through First Union National Bank of Virginia to support general corporate activities. Interest rates for the line of credit vary based on the Corporation’s choice of rate options provided by the lender. All available rates are at or below prevailing prime interest rates. The line of credit matures June 30, 2000. There was no outstanding balance at December 31, 1998.

## 4. Income Tax Matters

Income from continuing operations before income taxes was taxed entirely by domestic jurisdictions.

The provision for income taxes charged to continuing operations consists of the following:

| | 1998 | 1997 |
|---|---|---|
| Current: | | |
| Federal | **$5,019,226** | $ 5,119,111 |
| State | **1,523,822** | 1,058,385 |
| | **6,543,048** | 6,177,496 |
| Deferred: | | |
| Federal | **517,327** | (1,037,444) |
| State | **(177,795)** | (222,115) |
| | **339,532** | (1,259,559) |
| | **$6,882,580** | $ 4,917,937 |

The following is a reconciliation of the statutory Federal income tax rates to the Corporation's effective tax rate:

| | 1998 | 1997 |
|---|---|---|
| Statutory federal tax rate | **35.0%** | 35.0% |
| Income taxed at lower federal tax rate | **–** | (.7) |
| State taxes, net of federal benefit | **4.7** | 4.0 |
| Business credits | **(.8)** | (.6) |
| Other | **(1.6)** | (1.9) |
| | **37.3%** | 35.8% |

## 4. Income Tax Matters—Continued

Net deferred tax assets (liabilities) at December 31, 1998 and 1997, consisted of the following components:

| | 1998 | 1997 |
|---|---|---|
| Deferred tax assets: | | |
| Provision for doubtful accounts | **$ 279,907** | $ 224,709 |
| Employee benefits | **3,060,966** | 2,970,247 |
| Inventory basis differences | **61,338** | 109,675 |
| Contingency reserve for discontinued operations | **131,148** | 1,024,453 |
| State operating loss carryforward | **197,107** | 65,300 |
| Other | **20,000** | – |
| | **3,750,466** | 4,394,384 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | **3,342,946** | 3,608,737 |
| Like-kind exchange | **237,374** | 254,856 |
| Employee benefits | **292,365** | 241,000 |
| Investment securities | **–** | 203,148 |
| | **3,872,685** | 4,307,741 |
| **Net deferred tax assets (liabilities)** | **$ (122,219)** | $ 86,643 |

The deferred tax amounts included above have been classified on the Consolidated Balance Sheets for December 31, 1998 and 1997, as follows:

| | 1998 | 1997 |
|---|---|---|
| Current assets | **$ 1,307,151** | $1,041,564 |
| Noncurrent liabilities | **(1,429,370)** | (954,921) |
| | **$ (122,219)** | $ 86,643 |

## 5. Benefit Plans

### Defined Benefit and Postretirement Benefit Plans

The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for the years ended December 31, 1998 and 1997, and a statement of the funded status as of December 31, 1998 and 1997, for the pension plans and postretirement benefit plan of the Corporation and its Subsidiaries:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **1998** | **1997** | **1998** | **1997** |
| Reconciliations of benefit obligation: | | | | |
| Obligation at January 1 | **$8,739,489** | $8,505,089 | **$ 348,000** | $ 408,000 |
| Service cost | **70,319** | 77,867 | **–** | – |
| Interest cost | **601,189** | 579,703 | **18,300** | 26,000 |
| Participant contributions | **–** | – | **4,000** | 5,600 |
| Actuarial (gain) loss | **637,660** | 12,208 | **(51,000)** | – |
| Benefit payments | **(484,564)** | (435,378) | **(65,300)** | (91,600) |
| **Obligation at December 31** | **$9,564,093** | $8,739,489 | **$ 254,000** | $ 348,000 |
| Reconciliation of fair value of plan assets: | | | | |
| Fair value of plan assets at January 1 | **$9,219,999** | $7,991,911 | **$ –** | $ – |
| Actual return on plan assets | **188,101** | 1,538,466 | **–** | – |
| Employer contributions | **127,753** | 125,000 | **61,300** | 86,000 |
| Participant contributions | **–** | – | **4,000** | 5,600 |
| Benefit payments | **(484,564)** | (435,378) | **(65,300)** | (91,600) |
| **Fair value of plan assets at December 31** | **$9,051,289** | $9,219,999 | **$ –** | $ – |
| Funded status: | | | | |
| Funded status at December 31 | **$ (512,804)** | $ 480,510 | **$(254,000)** | $(348,000) |
| Unrecognized transition (asset) | **(170,598)** | (190,240) | **–** | – |
| Unrecognized prior-service cost | **386,821** | 456,155 | **–** | – |
| Unrecognized (gain) loss | **614,506** | (569,651) | **20,000** | 71,000 |
| **Net amount recognized** | **$ 317,925** | $ 176,774 | **$(234,000)** | $(277,000) |

## 5. Benefit Plans—Continued

The following table provides the amounts recognized in the statement of financial position as of December 31, 1998 and 1997:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **1998** | **1997** | **1998** | **1997** |
| Prepaid benefit cost | **$ 730,913** | **$ 602,499** | $ – | $ – |
| Accrued benefit liability | **(1,099,713)** | **(568,466)** | (234,000) | (277,000) |
| Intangible asset | **313,381** | **53,190** | – | – |
| Accumulated other comprehensive income | **373,344** | **89,551** | – | – |
| **Net amount recognized** | **$ 317,925** | **$ 176,774** | $(234,000) | $(277,000) |

Two pension plans of subsidiary corporations had accumulated benefit obligations in excess of plan assets. The accumulated benefit obligations were $6,838,444 at December 31, 1998, and $6,252,860 at December 31, 1997. The fair value of plan assets for these plans were $5,738,731 at December 31, 1998, and $5,684,394 at December 31, 1997.

The following table provides the components of net periodic benefit cost (income) for the years ended December 31, 1998 and 1997:

| | Pension Benefits | |
|---|---|---|
| | **1998** | **1997** |
| Service cost | **$ 70,319** | $ 77,867 |
| Interest cost | **601,189** | 579,703 |
| Expected return on plan assets | **(724,321)** | (631,335) |
| Amortization of transition (asset) | **(19,642)** | (19,642) |
| Amortization of prior-service cost | **69,334** | 69,334 |
| Amortization of net (gain) | **(10,277)** | – |
| **Net periodic benefit cost (income)** | **$ (13,398)** | $ 75,927 |

## 5. Benefit Plans—Continued

| | Postretirement Benefits | |
|---|---|---|
| | **1998** | **1997** |
| Interest cost | **$18,300** | $26,000 |
| Amortization of net loss | **–** | 5,000 |
| **Net periodic benefit cost** | **$18,300** | $31,000 |

The amount included within other comprehensive income arising from a change in the minimum pension liability, net of deferred income tax expense, was $242,674 and $(237,442) for the years ended December 31, 1998 and 1997, respectively.

The weighted-average discount rates for all plans were 6.5% for 1998 and 7.0% for 1997. The expected return on plan assets was 8.0% for all periods.

The transition asset, prior-service costs and net gains and losses are being amortized on a straight-line basis over the average remaining service period of active participants.

For measurement purposes for the postretirement benefit plan, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease by 1.0% per year to a rate of 6.0% for 2005 and later periods.

A 1.0% increase in assumed health care cost trend rates would increase service and interest costs by $1,000 and increase the accumulated postretirement benefit obligation by $16,000. A 1.0% decrease in assumed health care cost trend rates would decrease service and interest costs by $1,000 and decrease the accumulated postretirement obligation by $14,000.

### Retirement Savings Plan

The expense associated with the Retirement Savings Plan was $1,366,400 for 1998 and $1,406,655 for 1997.

## 5. Benefit Plans—Continued

### Deferred Compensation Plan

The Corporation has a deferred compensation plan for key employees of the Corporation. Under this plan, the Corporation agrees to pay each covered employee a certain sum annually for fifteen years upon their retirement or, in the event of their death, to their designated beneficiary. A benefit is also paid if the employees terminate employment (other than by their voluntary action or discharge for cause) before they attain age 65. In that event, the amount of the benefit depends on the employee's years of service with the Corporation. Full benefits are paid only if the employee completes 25 years of service. The Corporation has purchased individual life insurance contracts with respect to each employee covered by this program. The Corporation is the owner and beneficiary of the insurance contracts. The employees are general creditors of the Corporation with respect to these benefits. The expense associated with the Deferred Compensation Plan was $457,994 for 1998 and $2,503,375 for 1997. The expense for 1997 included an additional charge of $1,975,747 resulting from a change in the estimated costs for deferred compensation payable to several employees who prematurely separated from service with the Corporation.

### Postemployment Benefits

The Corporation provides certain compensation benefits to former employees. For 1997, a provision for costs in the amount of $1,530,000 was charged to operations. No such charge was incurred in 1998.

## 6. Stock Option Plans

### 1985 Stock Option Plan

The 1985 stock option plan expired January 28, 1995. Options previously granted may be exercised by the participants until the options expire, which is ten years after the date of the original option grant. The option price of grants under this plan could not be less than the fair market value of the common stock on the date of grant.

**6. Stock Option Plans—Continued**

**1995 Stock Option Plan**

The Corporation has a stock option plan under which options may be granted to certain key employees for the purchase of the Corporation's common stock. The effective date of the plan was February 7, 1995, with an expiration date of February 6, 2005. The plan reserves for issuance an aggregate of 200,000 shares of the Corporation's common stock. The option price for options granted cannot be less than 100% of fair market value of the common stock on the date of the grant. The plan contains an antidilutive provision providing for adjustments to the options previously granted in the event of changes in the Corporation's capital structure.

**1995 Outside Directors Stock Option Plan**

The Corporation has a stock option plan under which options for the purchase of the Corporation's common stock may be granted to members of the Corporation's Board of Directors. The effective date of the plan was April 25, 1995, with an expiration date of April 24, 2005. The plan reserves for issuance, an aggregate of 200,000 shares of the Corporation's common stock. Each eligible director received an option for 10,000 shares of common stock on the effective date of the plan. On each April 25 thereafter, each eligible director will receive an option for 1,000 shares of common stock. Directors who become eligible after April 25, 1995, will receive an option for 10,000 shares as of the date they become eligible for the plan and will receive an option for 1,000 shares on each April 25 thereafter. The option price for options granted cannot be less than 100% of fair market value of the common stock on the date of the grant. The plan contains an antidilutive provision providing for adjustments to the options previously granted in the event of changes in the Corporation's capital structure.

The Corporation uses the intrinsic value approach specified in Accounting Principles Board Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for 1998 or 1997. If the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," had been applied, there would have been no expense relating to the stock options for 1997. The expense would have been $60,045 in 1998. Pro forma net income would have been $11,529,416 in 1998. Pro forma earnings per share would have been $.74 in 1998.

## 6. Stock Option Plans—Continued

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model. For 1998, weighted-average assumptions were: Dividend rate of 2.9%, price volatility of 24.0%, a risk-free interest rate of 4.8% and expected lives of 7.75 years. For 1997, no options were granted requiring measurement under this model.

The status of the stock option plans during 1998 and 1997 is as follows:

| | 1985 Option Plan | | 1995 Option Plan | | 1995 Directors Option Plan | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at January 1, 1998 | 67,870 | **$10.74** | 103,500 | **$10.48** | 104,000 | **$ 9.96** |
| Granted during 1998 | – | **–** | 51,782 | **7.94** | 19,000 | **9.22** |
| Exercised during 1998 | – | **–** | – | **–** | – | **–** |
| Forfeited during 1998 | (20,660) | **10.77** | (20,000) | **10.53** | (13,000) | **10.17** |
| **Outstanding at December 31, 1998** | 47,210 | **$10.72** | 135,282 | **$ 9.50** | 110,000 | **$ 8.98** |

All outstanding options were exercisable at December 31, 1998.

| | | | |
|---|---|---|---|
| Weighted-average fair value of options granted during 1998 | N/A | $ 7.94 | $ 9.22 |

## 6. Stock Option Plans—Continued

| | 1985 Option Plan | | 1995 Option Plan | | 1995 Directors Option Plan | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at January 1, 1997 | 94,965 | $11.01 | 125,000 | $10.48 | 88,000 | $10.39 |
| Granted during 1997 | – | – | – | – | 27,000 | 8.76 |
| Exercised during 1997 | – | – | – | – | – | – |
| Forfeited during 1997 | (27,095) | 11.67 | (21,500) | 10.48 | (11,000) | 10.39 |
| **Outstanding at December 31, 1997** | 67,870 | $10.74 | 103,500 | $10.48 | 104,000 | $ 9.96 |

All outstanding options were exercisable at December 31, 1997.

| | | | |
|---|---|---|---|
| Weighted-average fair value of options granted during 1997 | **N/A** | **N/A** | **$ 8.76** |

The status of the options outstanding at December 31, 1998, is as follows:

| Exercise Price | Number | Remaining Contractual Life |
|---|---|---|
| **$15.90** | 11,250 | .1 years |
| **10.88** | 11,000 | 1.1 years |
| **8.32** | 24,960 | 3.8 years |
| **10.31** | 128,500 | 6.3 years |
| **11.17** | 21,000 | 7.3 years |
| **9.81** | 1,782 | 8.1 years |
| **8.16** | 16,000 | 8.3 years |
| **9.78** | 10,000 | 8.6 years |
| **9.75** | 8,000 | 9.3 years |
| **8.74** | 10,000 | 9.7 years |
| **7.88** | 50,000 | 9.9 years |

## 7. Comprehensive Income

As of January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Information for prior periods has been restated to conform to the statement. The adoption of this statement had no impact on the Corporation’s financial position, consolidated results of operations or cash flows.

Other comprehensive income is comprised of the following:

| | Before-Tax Amount | Tax (Expense) or Benefit | Net-of-Tax Amount |
|---|---|---|---|
| Year Ended December 31, 1997: | | | |
| Foreign currency translation adjustment | $ (46,851) | $ 16,398 | $ (30,453) |
| Reclassification adjustment resulting from sale of foreign entity | 421,914 | (147,670) | 274,244 |
| Minimum pension liability adjustment | 365,296 | (127,854) | 237,442 |
| | $ 740,359 | $(259,126) | $ 481,233 |
| Year Ended December 31, 1998: | | | |
| Minimum pension liability adjustment | **$(373,344)** | **$ 130,670** | **$(242,674)** |

## 8. Earnings Per Share

The following shows the weighted-average number of shares used in computing earnings per share and the effect on weighted-average number of shares of diluted potential common stock:

| | 1998 | 1997 |
|---|---|---|
| Weighted-average number of common shares used in earnings per common | **15,662,886** | 15,758,205 |
| Effect of dilutive securities: | | |
| Stock options | **7,134** | 8,863 |
| Weighted-average number of common shares used in earnings per common share—assuming dilution | **15,670,020** | 15,767,068 |

Options on approximately 190,500 shares and 222,750 shares were not included in computing earnings per common share — assuming dilution for the years ended December 31, 1998 and 1997, respectively, because their effects were antidilutive.

## 9. Investment in Unconsolidated Joint Venture

In 1995 the Corporation acquired a 49.0% equity interest in Kiefel Technologies, Inc. (“Kiefel”). Kiefel designs, manufactures and distributes thermoforming and radio frequency welding machines and related machinery and tools. The Corporation’s investment in Kiefel was sold during 1998. The Corporation recognized, as its share of Kiefel’s net income, $327,864 for 1998 and $186,989 for 1997.

## 10. Leases

The Corporation and its Subsidiaries lease various plant and warehouse facilities along with various equipment. Leases for the plant and warehouse facilities and leases for machinery and equipment generally require the payment of appropriate taxes, insurance and maintenance costs. The leases are cancelable within a limited period of time.

Rental expense was $466,826 for 1998 and $508,890 for 1997.

## 11. Significant Customer

Net sales to divisions and subsidiaries of Ford Motor Company amounted to $45.9 million (28.2% of net sales) in 1998 and $44.1 million (27.0% of net sales) in 1997.

Receivables at December 31, 1998 and 1997, from Ford Motor Company were $7.2 million and $6.3 million, respectively.

## 12. Fair Value of Financial Instruments

The Corporation estimates that each category of financial instruments; including cash, trade receivables and payables, investments and debt instruments, approximate current value at December 31, 1998 and 1997.

## 13. Supplemental Cash Flow Information

### Supplemental Disclosure of Cash Flow Information

| | 1998 | 1997 |
|---|---|---|
| Cash payments for interest | **$ 642** | $ 8,482 |
| Cash payments for income taxes | **$6,564,640** | $4,758,603 |

## 14. Divestiture and Discontinued Operations

On July 31, 1997, the Corporation sold substantially all of the former consumer products business segment of the Corporation, identified as Melnor Inc., including the stock of Melnor’s wholly owned subsidiary, Melnor Canada, Ltd., to GH Acquisition Corp. The Corporation received approximately $22.0 million in cash for the sale. In 1998, $2.5 million of this amount was returned to the purchaser since the business did not meet certain operating result thresholds.

The loss on disposal of the segment of $3,674,046 (net of income tax benefit of $1,825,954) represented the loss from the disposal of substantially all assets of the business along with expenses associated with the disposal activities, including severance costs, professional fees and potential variances in projected operations of the business during future fiscal periods.

Losses from the discontinued operations of this business are shown separately in the accompanying income statements. Income tax benefits applicable to the years ended December 31, 1997 was $428,489.

Net sales for this business was $21,646,807 for the seven months ended July 31, 1997. This amount is excluded from net sales reported in the accompanying income statements.

## 15. Commitments and Contingencies

### Legal Matters

The Corporation and its Subsidiaries are parties to various pending judicial proceedings arising in the ordinary course of business, including a proceeding involving the New Jersey facility formerly occupied by the Corporation’s discontinued consumer products subsidiary. Management and its legal counsel have reviewed the possible outcome of pending proceedings and have determined that any liabilities which may result from current proceedings are not reasonably likely to have a material effect on the Corporation’s financial condition or results of operations.

## 15. Commitments and Contingencies—Continued

### Environmental Matters

The Corporation continues to modify, on an ongoing, regular basis, certain of its processes which may have an environmental impact. The Corporation’s efforts in this regard include the removal of many of its underground storage tanks and the reduction or elimination of certain chemicals and wastes in its operations. Although it is very difficult to quantify the potential impact of compliance with environmental protection laws, the Corporation’s financial statements reflect the cost of these ongoing modifications. Management believes that the continuing costs to the Corporation of environmental compliance will not result in a material adverse effect on its future financial condition or results of operations.

### Facilities Addition

The Corporation has committed to the construction of an additional laminating facility at its Winchester, Virginia, location. The total outlay for the facility is expected to be approximately $4.0 million. The facility is expected to be placed in service during the second quarter of 1999.

### Year 2000 Readiness

The Corporation is heavily dependent on computer processing in the conduct of its business activities. Failure of these systems could have a significant impact on the Corporation’s operations.

In 1997, the Corporation began an assessment of its potential exposure to business interruption due to year 2000 computer software and hardware failures. The Corporation’s MIS department has made substantial progress in identifying areas of concern. Throughout 1998, the department identified, tested and began modifying those systems determined to be susceptible to Year 2000 operating failures. They have made significant progress and expect to have all systems tested and modified well before the end of 1999. Other personnel of the Corporation have been charged with the responsibility of reviewing software and hardware utilized in the operation of the Corporation’s manufacturing equipment. Their review of this software and hardware internally and with the representatives of the creators of this software and hardware have revealed no material deficiencies which could jeopardize the operation of the Corporation’s direct manufacturing equipment.

**15. Commitments and Contingencies—Continued**

The Corporation has also initiated communications with suppliers and major customers to determine if any problems exist in connection with electronic interfaces. Since there are no guarantees that O’Sullivan will be able to rely on others to have their systems converted in a timely manner for Year 2000 compliance, the Corporation has been developing a strategy to continue business transactions with customers and suppliers in the event of interface disruptions.

The Corporation’s cost of identifying and modifying programs is expected to have an immaterial effect on future operating results since, for several years, it has had a plan to regularly upgrade the software and hardware for the Corporation’s primary operating systems. This plan has caused the systems to be continually reviewed and modified as business conditions warrant. Incremental costs to resolve Year 2000 issues are expected to be less than $500,000.

**16. Segment Information**

The Corporation operates in one business segment: the manufacture and distribution of calendered plastics products for the automotive and specialty plastics manufacturing industries. All operating revenues of the Corporation are derived from this business activity. Substantially all corporate assets are utilized in the manufacturing and distribution activities of the calendering operations.

**17. New Accounting Pronouncements**

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This pronouncement established accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material impact on the Corporation’s results of operations.

## 18. Supplemental Financial Data (Unaudited)

| | Quarter Ended | | | | 1998 |
|---|---|---|---|---|---|
| | **March 31** | **June 30** | **September 30** | **December 31** | **Total** |
| **1998** | | | | | |
| Net sales | **$41,946,284** | **$42,142,539** | **$39,529,682** | **$39,560,195** | **$163,178,700** |
| Gross profit | **6,864,445** | **7,803,118** | **6,759,473** | **7,307,145** | **28,734,181** |
| Net income from: | | | | | |
| Continuing operations | **2,964,361** | **3,452,735** | **2,300,621** | **2,871,744** | **11,589,461** |
| Discontinued operations | **–** | **–** | **–** | **–** | **–** |
| | **$ 2,964,361** | **$ 3,452,735** | **$ 2,300,621** | **$ 2,871,744** | **$ 11,589,461** |
| Earnings per share: | | | | | |
| Continuing operations | **$ .19** | **$ .22** | **$ .15** | **$ .18** | **$ .74** |
| Discontinued operations | **–** | **–** | **–** | **–** | **–** |
| | **$ .19** | **$ .22** | **$ .15** | **$ .18** | **$ .74** |
| Dividends declared | **$ .08** | **$ .08** | **$ .08** | **$ .08** | **$ .32** |
| Market price per share: | | | | | |
| High | 11 1/4 | 12 3/4 | 12 1/8 | 11 3/4 | 12 3/4 |
| Low | 9 3/4 | 10 5/8 | 10 5/8 | 10 | 9 3/4 |

| | Quarter Ended | | | | 1997 |
|---|---|---|---|---|---|
| | **March 31** | **June 30** | **September 30** | **December 31** | **Total** |
| **1997** | | | | | |
| Net sales | $40,463,805 | $44,706,832 | $38,828,516 | $39,600,247 | $163,599,400 |
| Gross profit | 6,092,585 | 7,689,004 | 5,934,913 | 5,906,090 | 25,622,592 |
| Net income (loss) from: | | | | | |
| Continuing operations | 2,498,007 | 3,417,321 | 2,871,432 | 27,098 | 8,813,858 |
| Discontinued operations | (274,030) | (166,801) | (3,467,762) | (359,046) | (4,267,639) |
| | $ 2,223,977 | $ 3,250,520 | $ (596,330) | $ (331,948) | $ 4,546,219 |
| Earnings (Loss) per share: | | | | | |
| Continuing operations | $ .16 | $ .22 | $ .18 | $ – | $ .56 |
| Discontinued operations | (.02) | (.01) | (.22) | (.02) | (.27) |
| | $ .14 | $ .21 | $ (.04) | $ (.02) | $ .29 |
| Dividends declared | $ .08 | $ .08 | $ .08 | $ .08 | $ .32 |
| Market price per share: | | | | | |
| High | 10 3/4 | 9 11/16 | 11 | 11 | 11 |
| Low | 8 | 7 15/16 | 8 3/8 | 9 7/8 | 7 15/16 |

## O'Sullivan Corporation and Subsidiaries

## Consolidated Balance Sheet (Unaudited)

## June 30, 1999

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | **$ 34,247,740** |
| Receivables | **30,913,805** |
| Inventories | **24,937,903** |
| Deferred income tax assets | **1,751,000** |
| Other current assets | **881,266** |
| Total current assets | **92,731,714** |
| Property, plant and equipment | **45,624,742** |
| Other assets | **9,004,971** |
| **Total assets** | **$147,361,427** |
| **Liabilities and stockholders' equity** | |
| Current liabilities: | |
| Accounts payable | **$ 12,072,359** |
| Accrued expenses | **7,718,932** |
| Total current liabilities | **19,791,291** |
| Other long-term liabilities | **6,042,152** |
| Deferred income tax liabilities | **1,148,469** |
| Commitments and contingencies | **-** |
| | **7,190,621** |
| Stockholders' equity: | |
| Common stock, par value $1,00 per share; authorized 30,000,000 shares | **15,594,687** |
| Additional paid-in capital | **1,408,029** |
| Retained earnings | **103,619,473** |
| Accumulated other comprehensive income | **(242,674)** |
| Total stockholders' equity | **120,379,515** |
| **Total liabilities and stockholders' equity** | **$147,361,427** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O'Sullivan Corporation and Subsidiaries

## Consolidated Statements of Income (Unaudited)

| | For the Six Months Ended June 30 | |
|---|---|---|
| | **1999** | **1998** |
| Net sales | **$89,939,290** | $84,088,823 |
| Cost of products sold | **73,226,713** | 69,421,260 |
| Gross profit | **16,712,577** | 14,667,563 |
| Operating expenses: | | |
| Selling and warehousing | **3,200,519** | 2,923,976 |
| General and administrative | **3,409,614** | 3,205,761 |
| Allowance for doubtful accounts | **500,000** | – |
| Transaction fees pursuant to tender offer for common stock of O'Sullivan Corporation | **385,460** | – |
| | **7,495,593** | 6,129,737 |
| Income from operations | **9,216,984** | 8,537,826 |
| Other income: | | |
| Interest income | **803,297** | 1,037,313 |
| Other, net | **39,636** | 518,810 |
| | **842,933** | 1,556,123 |
| Income from continuing operations before income taxes | **10,059,917** | 10,093,949 |
| Income taxes | **4,291,354** | 3,676,853 |
| Income from continuing operations | **5,768,563** | 6,417,096 |
| Loss from discontinued operations, net of taxes | **(483,627)** | – |
| **Net income** | **$ 5,284,936** | $ 6,417,096 |

## O'Sullivan Corporation and Subsidiaries
## Consolidated Statements of Income (Unaudited)—Continued

| | For the Six Months Ended June 30 | |
|---|---|---|
| | **1999** | **1998** |
| Net income (loss) per common share, basic and diluted: | | |
| Net income per common share from continuing operations | **$ .37** | $ .41 |
| Net loss per common share from discontinued operations | **(.03)** | – |
| **Net income per common share** | **$ .34** | $ .41 |
| **Dividends per common share** | **$ .16** | $ .16 |
| **Average shares outstanding** | **15,594,855** | 15,730,572 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O'Sullivan Corporation and Subsidiaries
## Consolidated Statements of Cash Flows (Unaudited)

| | For the Six Months Ended June 30 | |
|---|---|---|
| | **1999** | **1998** |
| **Cash flows from operating activities** | | |
| Net income | **$ 5,284,936** | $ 6,417,096 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | **3,013,550** | 3,077,400 |
| Provision for doubtful accounts | **500,000** | 61,250 |
| Deferred income taxes | **(724,750)** | (564,359) |
| Gain on disposal of assets | **(47,407)** | (114,680) |
| Unremitted income from joint venture | – | (430,487) |
| Changes in assets and liabilities: | | |
| Receivables | **(5,128,007)** | (2,387,932) |
| Inventories | **(1,525,958)** | 24,386 |
| Other current assets | **854,087** | 1,400,617 |
| Accounts payable | **885,277** | 1,527,602 |
| Accrued expenses | **1,283,179** | 136,629 |
| Other operating assets and long-term liabilities | **16,059** | (5,443) |
| Postemployment benefits and deferred compensation | **(216,376)** | (254,344) |
| Net cash provided by operating activities | **4,194,590** | 8,887,735 |
| **Cash flows from investing activities** | | |
| Purchase of property, plant and equipment | **(3,580,411)** | (5,358,834) |
| Proceeds from disposal of assets | **118,536** | 725,837 |
| Payments received from non-operating notes receivable | **8,900** | 250,542 |
| Change in other assets | **642,465** | (126,371) |
| Net cash used in investing activities | **(2,810,510)** | (4,508,826) |
| **Cash flows from financing activities** | | |
| Purchase of common stock | **(2,638)** | (1,451,312) |
| Cash dividends paid | **(2,495,110)** | (2,518,795) |
| Net cash used in financing activities | **(2,497,748)** | (3,970,107) |
| Increase (decrease) in cash and cash equivalents | **(1,113,668)** | 408,802 |
| Cash and cash equivalents at beginning of period | **35,361,408** | 35,444,138 |
| **Cash and cash equivalents at end of period** | **$34,247,740** | $35,852,940 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## O’Sullivan Corporation And Subsidiaries
## Notes to Consolidated Financial Statements (Unaudited)

### A. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements include the accounts of O’Sullivan Corporation (“O’Sullivan” or “the Corporation”) and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have not been included in these statements. These statements should be read in conjunction with the consolidated financial statements notes and other disclosures included in the Corporation’s 1998 Annual Report to Stockholders and Form 10-K.

In the opinion of management of the Corporation, the unaudited consolidated financial statements contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to fairly present the Corporation’s financial position as of June 30, 1999 and December 31, 1998, the results of its operations for the six months ended June 30, 1999 and 1998 and the results of its cash flows for the six months ended June 30, 1999 and 1998. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the operating results for the full year.

Certain amounts for 1998 have been reclassified to reflect comparability with account classifications for 1999.

### B. Changes in Control of O’Sullivan

Pursuant to a tender offer commenced on June 8, 1999, TGC Acquisition Corporation (“TGC”), a Virginia Corporation and a wholly owned subsidiary of The Geon Company (“Geon”), a Delaware Corporation, offered to purchase for cash, at a price of $12.25 per share, all outstanding shares of the common stock, par value $1.00 per share, of O’Sullivan.

At the close of the tender period on July 7, 1999, TGC was the holder of record of 13,715,221 shares of O’Sullivan common stock, or 87.9% of the 15,594,687 shares of common stock outstanding at the date of the tender offer. At a Special Meeting of Stockholders on August 23, 1999 a Merger was approved whereby the shares of O’Sullivan were converted into the right to receive $12.25 net per share in cash.

**O'Sullivan Corporation And Subsidiaries**
**Notes to Consolidated Financial Statements (Unaudited)**

## B. Changes in Control of O'Sullivan—Continued

Following the approval of the merger on August 23, 1999, the Board consisted of three directors: Donald P. Knechtges, Gregory L. Rutman and John L. Rastetter, all of which are employees of Geon.

## C. Supplementary Balance Sheet Detail

| | June 30, 1999 |
|---|---|
| **Receivables** | |
| Trade receivables | $32,148,335 |
| Less allowance for doubtful accounts | 1,234,530 |
| | $30,913,805 |

Net receivables from a major automotive customer were $8.0 million at June 30, 1999.

| | |
|---|---|
| **Inventories** | |
| Finished goods | $ 5,746,822 |
| Work in process | 5,271,281 |
| Raw materials | 9,898,124 |
| Supplies | 4,021,676 |
| | $24,937,903 |

## C. Supplementary Balance Sheet Detail—Continued

| | June 30, 1999 |
|---|---|
| **Property, plant and equipment** | |
| Land | $ 1,572,336 |
| Buildings | 32,431,041 |
| Machinery and equipment | 67,530,928 |
| Transportation equipment | 4,070,760 |
| | 105,605,065 |
| Less accumulated depreciation | 59,980,323 |
| | $ 45,624,742 |
| **Accrued expenses** | |
| Accrued compensation | $ 2,784,755 |
| Employee benefits | 1,075,550 |
| Dividends payable | 1,245,705 |
| Other accrued expenses | 2,612,922 |
| | $ 7,718,932 |
| **Other long-term liabilities** | |
| Deferred compensation | $ 3,812,313 |
| Employee benefits | 1,337,770 |
| Postemployment benefits | 892,069 |
| | $ 6,042,152 |

## O’Sullivan Corporation And Subsidiaries
## Notes to Consolidated Financial Statements (Unaudited)

### D. Investment in Unconsolidated Joint Venture

Earnings for the six months ended June 30, 1998 include $430,487, as the Corporation’s share of income from a joint venture in Kiefel Technologies, Inc. (“Kiefel”). During the six-month period ended June 30, 1998 the Corporation owned a 49% equity interest in Kiefel. The investment in Kiefel was sold in its entirety in the fourth quarter of 1998.

### E. Earnings Per Share

The following sets forth the computation of basic and diluted earnings per share:

| | For the Six Months Ended June 30 | |
|---|---|---|
| | **1999** | **1998** |
| Weighted average number of common shares used for basic earnings per common share | **15,594,855** | 15,730,572 |
| Effect of dilutive securities: | | |
| Stock options | **10,035** | 7,745 |
| Weighted average number of common shares used for earnings per common share— assuming dilution | **15,604,890** | 15,738,317 |

At June 30, 1999 there were 301,242 stock options exercisable by Directors and employees. Pursuant to the Merger Agreement between Geon and O’Sullivan, all options were canceled and the holders received a payment equal to the excess of the Merger Consideration price of $12.25 per share over the exercise price of the options. As a result of this provision in the Merger Agreement, all options exercisable at June 30, 1999 were considered in the computation of earnings per share-assuming dilution for the six months ended June 30, 1999. Approximately 224,500 shares were not included in computing earnings per common share-assuming dilution for the six months ended June 30, 1998 because their effects were antidilutive.

### F. Segment Information

The Corporation operates in one business segment: the manufacture and distribution of calendered plastics products for the automotive and specialty plastics manufacturing industries. All operating revenues of the Corporation are derived from this business activity. Substantially all Corporate assets are utilized in the manufacturing and distribution activities of the calendering operations.

## G. Supplemental Cash Flow Information

| | For the Six Months Ended June 30 | |
|---|---|---|
| | **1999** | **1998** |
| Cash payments for income taxes | **$3,648,177** | $3,469,088 |

## H. Commitments and Contingencies

*Legal Matters*

The Corporation and its subsidiaries are involved in legal proceedings incidental to their normal business activities. While the outcome of these proceedings cannot be completely predicted, the Corporation does not believe the ultimate resolution of any existing matters will have a material adverse effect on its financial position or results of operations.

**Environmental Matters**

The Corporation has a policy to pro-actively address its environmental responsibilities. It has made a concerted effort for many years to address potential environmental issues in its manufacturing operations by changing processes and utilizing advanced technologies to remediate environmental matters as they come to management's attention. During the second quarter of 1999 management was advised of proposed governmental regulations that likely will result in remediation costs in order to comply. Based on this new information management determined that a charge of $850,000 was warranted to cover the probable future costs of the related remediation. It is possible that future events may cause the final costs to exceed the amount accrued. The Corporation may need to revise its estimates as additional information becomes available or as future governmental regulations become effective.

## I. Adjustment to Allowance for Doubtful Accounts

O'Sullivan management periodically reviews the financial condition of major customers to determine their credit-worthiness. Based on recent reviews and other knowledge gained of the financial condition of certain customers, management recorded a charge of $500,000 to bad debt expense during the second quarter of 1999.

## J. Discontinued Operations

When the Corporation disposed of the former lawn and garden business in 1997, it kept certain non-trade notes receivable. During the second quarter of 1999, the Corporation determined that the issuer of the notes was not likely to pay the amounts due and legal action was initiated. The accompanying financial statements reflect, as a loss from discontinued operations, a charge of $644,041, net of a tax benefit of ($225,414) for the value of the notes receivable. The loss also reflects a charge of $100,000 (net of a tax benefit of $35,000) for expenses to withdraw from a former facility occupied by the lawn and garden business.

## K. Subsequent Events

The Corporation entered into an agreement during 1998 with Bowles Hollowell Conner (“BHC”), an investment banking institution, to investigate strategic alternatives to increase stockholder value. A provision in that agreement provided that the Corporation would incur an obligation to BHC for a transaction fee in the event of a sale of the Corporation. A fee of $1,918,471 became payable to BHC contingent upon Geon obtaining control of over 70% of the outstanding shares through their tender offer, which did take place by the end of the tender offer on July 7, 1999. The fee was paid to BHC on July 9, 1999, net of prior deposits paid to BHC. The Corporation also agreed to reimburse BHC for out-of-pocket expenses in the amount of $75,316. These costs are included in the transaction fees incurred during the six months ended June 30, 1999.

## The Geon Company

## Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated balance sheet as of June 30, 1999 has been prepared to reflect the financial position of the The Geon Company (Geon) as if the acquisition of O'Sullivan Corporation occurred as of June 30, 1999. The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1999 and the year ended December 31, 1998 have been prepared to reflect the results of operations of Geon as if the acquisition of O'Sullivan Corporation occurred as of January 1, 1998. The information is not designed to represent and does not represent what Geon's results of operations would have been had the aforementioned transactions been completed as of the beginning of the period indicated, or to project Geon's results of operations for any future period. The pro forma adjustments, including the purchase price adjustments reflected in the unaudited pro forma condensed consolidated financial statements to give effect to the acquisition of O'Sullivan, are based on available preliminary information and certain assumptions that Geon believes are reasonable in these circumstances.

The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1999 and the year ended December 31, 1998 also give effect to the formation of two partnerships with Occidental Chemical Corporation (OxyChem) named Oxy Vinyls L.P. (OxyVinyls or PVC Partnership) and Dry Powder Blend, L.P. (Compounding Partnership) and the transfer to Geon of OxyChem's PVC engineered flexible film and specialty pellet compound business which were completed April 30, 1999, as if they occurred as of January 1, 1998. OxyVinyls is owned 24% by Geon and 76% by OxyChem. Geon accounts for its investment in OxyVinyls under the equity method of accounting. The Compounding Partnership is 90% owned by Geon and 10% owned by OxyChem. OxyChem's transfer of its PVC engineered flexible film and specialty pellet compound businesses to Geon and OxyChem's business contributed to the Dry Powder Blends L.P. are collectively referred to as the "Acquired Businesses" in the accompanying unaudited pro forma condensed consolidated financial statements. Geon accounts for its investment in the Acquired Businesses on a consolidated basis. The formation of the partnerships and the Acquired Businesses are collectively referred to as the "OxyChem Transactions" in the accompanying unaudited pro forma condensed consolidated financial statements. Geon's historical results of operations for the six months ended June 30, 1999 include Geon's respective share of the operations of OxyVinyls and the Acquired Businesses from April 30, 1999.

## The Geon Company

## Unaudited Pro Forma Condensed Consolidated Balance Sheet

**June 30, 1999**
**(In Millions)**

| | Historical Geon | Historical O'Sullivan | Pro Forma Adjustments for the O'Sullivan Acquisition | Pro Forma |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ 54.5 | $ 34.2 | $ (34.2)(i) | $ 54.5 |
| Trade receivables (net) | 135.4 | 30.9 | | 166.3 |
| Inventories | 116.2 | 24.9 | 1.8(a) | 142.9 |
| Deferred income taxes | 23.7 | 1.8 | | 25.5 |
| Other current assets | 6.9 | 0.9 | | 7.8 |
| Total current assets | 336.7 | 92.7 | (32.4) | 397.0 |
| Property, plant, and equipment (net) | 239.4 | 45.6 | 19.4(c) | 304.4 |
| Other non-current assets: | | | | |
| Investments in equity affiliates | 238.0 | | | 238.0 |
| Goodwill, net | 83.6 | | 56.2(d) | 139.8 |
| Deferred charges and other assets | 15.3 | 9.0 | 0.2(b)<br>3.2(e) | 27.7 |
| **Total assets** | $913.0 | $147.3 | $ 46.6 | $1,106.9 |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities: | | | | |
| Notes payable | $ 15.9 | | $ 156.8(i) | $ 172.7 |
| Current maturities of long term debt | .3 | | | 0.3 |
| Trade accounts payable | 147.2 | $ 12.1 | | 159.3 |
| Accrued expenses and other liabilities | 72.5 | 7.7 | 0.1(b)<br>0.8(f)<br>1.3(g) | 82.4 |
| Total current liabilities | 235.9 | 19.8 | 159.0 | 414.7 |
| Non-current liabilities: | | | | |
| Long term debt | 126.7 | | | 126.7 |
| Deferred income taxes | 75.5 | 1.1 | 8.0(h) | 84.6 |
| Other liabilities | 166.1 | 6.0 | | 172.1 |
| Minority interest | 5.7 | | | 5.7 |
| **Total liabilities** | 609.9 | 26.9 | 167.0 | 803.8 |
| Total stockholders' equity | 303.1 | 120.4 | (120.4)(j) | 303.1 |
| **Total liabilities and stockholders' equity** | $913.0 | $147.3 | $ 46.6 | $1,106.9 |

**Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet:**

(a) Represents the adjustment to inventory based on fair values under the purchase method of accounting.

(b) Represents the adjustment to the prepaid and accrued pension costs for the O'Sullivan defined benefit plan under the purchase method of accounting.

(c) Represents the net adjustment to property, plant and equipment based on fair values under the purchase method of accounting.

(d) Represents the goodwill resulting from the O'Sullivan acquisition. (Goodwill as of the date of acquisition of July 7, 1999 is estimated to be $60 million).

(e) Represents an intangible asset for the workforce acquired based on fair values under the purchase method of accounting.

(f) Represents the settlement by Geon of the outstanding O'Sullivan stock options in conjunction with the acquisition.

(g) Represents accrual of costs directly related to the acquisition.

(h) Represents deferred income taxes, at an estimated effective tax rate of 39%, resulting from financial reporting and tax reporting basis differences in assets acquired and liabilities assumed in the O'Sullivan acquisition.

(i) Represents the funding required to effect the acquisition of O'Sullivan, initially financed with short-term borrowings which are expected to be refinanced on a long-term basis, and the use of cash acquired from O'Sullivan to reduce the amount financed.

(j) Elimination of stockholders' equity in connection with the O'Sullivan acquisition.

# The Geon Company

## Unaudited Pro Forma Condensed Consolidated Statement of Income

## Six Months Ended June 30, 1999
## (In Millions, Except per Share Data)

| | Historical Geon | Deduct Geon PVC Business | Add Acquired Businesses | Pro Forma Adjustments for the OxyChem Transactions | Historical O'Sullivan | Pro Forma Adjustments for the O'Sullivan Acquisition | Pro Forma |
|---|---|---|---|---|---|---|---|
| | | (a) | | | | | |
| Sales | $622.7 | $191.5 | $56.8 | $42.7(b) | $89.9 | | $620.6 |
| Cost of goods sold | 503.7 | 171.0 | 53.1 | 42.7(b)<br>3.0(d)<br>(1.9)(e) | 73.2 | | 502.8 |
| Selling, general and administrative expenses | 41.8 | 7.9 | 2.2 | 3.1(d) | 7.5 | | 46.7 |
| Depreciation and amortization | 25.2 | 7.0 | | | | $ 0.6(m)<br>0.8(n)<br>0.1(o) | 19.7 |
| Employee separation and asset impairment | 2.4 | | | | | | 2.4 |
| Equity (earnings) loss of partnership | 3.6 | | | (0.9)(i) | | | 2.7 |
| Operating income | 46.0 | 5.6 | 1.5 | (3.3) | 9.2 | (1.5) | 46.3 |
| Interest expense | (7.2) | | | 1.7(g)<br>(0.6)(h) | | (6.3)(p) | (12.4) |
| Interest income | 0.6 | | | | 0.8 | (0.8)(q) | 0.6 |
| Other income (expense), net | (2.2) | | (0.2) | 0.2(e)<br>(0.2)(j) | 0.1 | | (2.3) |
| Gain on formation of partnerships | 92.9 | | | | | | 92.9 |
| Income before provision for income taxes | 130.1 | 5.6 | 1.3 | (2.2) | 10.1 | (8.6) | 125.1 |
| (Provision) benefit for income taxes | (50.5) | (2.2) | (0.5) | 0.9(k) | (4.3) | 3.0(r) | (49.2) |
| **Income before cumulative effect of change in accounting** | $ 79.6 | $ 3.4 | $ 0.8 | $ (1.3) | $ 5.8 | $(5.6) | $ 75.9 |
| **Earnings per share of common stock before cumulative effect of change in accounting:** | | | | | | | |
| Basic earnings per share | 3.43 | | | | | | 3.27 |
| Diluted earnings per share | 3.29 | | | | | | 3.14 |
| **Number of shares used to compute earnings per share:** | | | | | | | |
| Basic | 23.2 | | | | | | 23.2 |
| Diluted | 24.2 | | | | | | 24.2 |

## The Geon Company

## Unaudited Pro Forma Condensed Consolidated Statement of Income

## Year Ended December 31, 1998
## (In Millions, Except per Share Data)

| | Historical Geon | Deduct Geon PVC Business | Add Acquired Businesses | Pro Forma Adjustments for the OxyChem Transactions | Historical O'Sullivan | Pro Forma Adjustments for the O'Sullivan Acquisition | Pro Forma |
|---|---|---|---|---|---|---|---|
| | | (a) | | | | | |
| Sales | $1,284.4 | $577.7 | $167.4 | $131.7(b) | $163.2 | | $1,169.0 |
| Cost of goods sold | 1,092.6 | 564.1 | 146.2 | 131.7(b)<br>0.5(c)<br>8.6(d)<br>(1.8)(e) | 134.4 | $ 1.8(l) | 949.9 |
| Selling, general and administrative expenses | 82.0 | 21.2 | 7.7 | 9.4(d) | 13.3 | | 91.2 |
| Depreciation and amortization | 57.9 | 27.5 | 2.3 | 0.1(f) | | 1.2(m)<br>1.6(n)<br>0.2(o) | 35.8 |
| Employee separation and asset impairment | 14.6 | | | | | | 14.6 |
| Equity (earnings) loss of partnership | (3.7) | | | 1.0(i) | | | (2.7) |
| Operating income | 41.0 | (35.1) | 11.2 | (17.8) | 15.5 | (4.8) | 80.2 |
| Interest expense | (16.0) | (1.0) | | 5.1(g)<br>(1.8)(h) | | (12.5)(p) | (24.2) |
| Interest income | 1.2 | | | | 2.0 | (1.8)(q) | 1.4 |
| Other income (expense), net | (2.6) | 0.6 | (1.2) | 1.2(e) | 1.0 | | (2.2) |
| Minority interest (expense) | | | | (1.3)(j) | | | (1.3) |
| Income before provision for income taxes | 23.6 | (35.5) | 10.0 | (14.6) | 18.5 | (19.1) | 53.9 |
| (Provision) benefit for income taxes | (9.8) | 13.8 | (4.2) | 5.7(k) | (6.9) | 6.7(r) | (22.3) |
| **Net income** | $ 13.8 | $ (21.7) | $ 5.8 | $ (8.9) | $ 11.6 | $(12.4) | $ 31.6 |
| **Earnings per share of common stock:** | | | | | | | |
| Basic | 0.60 | | | | | | 1.38 |
| Diluted | 0.58 | | | | | | 1.34 |
| **Number of shares used to compute earnings per share:** | | | | | | | |
| Basic | 22.9 | | | | | | 22.9 |
| Diluted | 23.6 | | | | | | 23.6 |

**Notes To Unaudited Pro Forma Condensed Consolidated Statement of Income (dollars in millions):**

(a) Reflects the elimination of the historical operating results of the Geon PVC Business for (i) the four months ended April 30, 1999 included in the historical operating results of Geon for the six months ended June 30, 1999 and (ii) the twelve months ended December 31, 1998 included in the historical operating results of Geon for the year ended December 31, 1998.

(b) To adjust for the historical elimination in consolidation of revenue and cost of sales related to the sale of PVC and VCM from the Geon PVC Business to the other businesses of Geon.

(c) Represents the incremental costs of sales due to the write-up of inventory of the Acquired Businesses to fair value under the purchase method of accounting.

(d) Represents overhead and selling, general and administrative costs historically allocated to the Geon PVC Business that will not be transferred to the PVC Partnership.

(e) Reflects the reversal of costs associated with obligations and assets of the Acquired Businesses which were not transferred to Geon and adjusts PVC resin costs to the PVC Partnership's PVC supply contract with OxyChem as follows: (The proforma adjustments for the six months ended June 30, 1999 reflect the adjustments relating to the operating results for the four month period ended April 30, 1999.)

| | Six Months Ended June 30, 1999 | Year Ended December 31, 1998 |
|---|---|---|
| Adjust PVC resin costs to the supply contract (represents an adjustment to OxyChem's historical transfer prices to reflect the pricing terms of its PVC supply contract with the PVC Partnership) (classified as cost of goods sold) | $ 1.9 | $ 1.8 |
| Reverse OxyChem's allocation of the discount from the sale of receivables pursuant to a receivables sales agreement which was terminated and total trade receivables from customers transferred to the Compounding Partnership and Geon (classified as other expense) | 0.2 | 1.2 |
| | $ 2.1 | $ 3.0 |

(f) Represents incremental depreciation expense due to the write-up of property of the Acquired Businesses to fair value under the purchase method of accounting. (The incremental depreciation expense for the four months ended April 30, 1999 was less than $0.1)

(g) Reflects the reduction in interest expense associated with the $78 million reduction in debt resulting from the cash received from OxyVinlys in conjunction with the formation of the PVC Partnership at an estimated short-term borrowing rate of 6.5%.

(h) Includes incremental interest expense based on the $27 million paid to OxyChem for the acquisition of the PVC engineered flexible vinyl film and specialty pellet compound business at an estimated borrowing rate of 6.5%.

(i) To reflect the sum of Geon's 24% share of the pro forma PVC Partnership loss for the periods and the amortization of the difference between the carrying value of Geon's investment in and its underlying equity in the PVC Partnership. (The pro forma adjustments for the six months ended June 30, 1999 reflect the adjustments relating to the operating results for the four month period ended April 30, 1999.)

Such loss is computed as follows:

| | **Six Months Ended June 30, 1999** | **Year Ended December 31, 1998** |
|---|---|---|
| Pre-tax income (loss) contributed by: | | |
| Geon PVC Business | $ 5.6 | $(35.5) |
| OxyChem PVC Business* | (0.2) | 31.1 |
| Pro forma adjustments of the PVC Partnership | (4.0) | (7.1) |
| | 1.4 | (11.5) |
| Geon's ownership in the PVC Partnership | 24% | 24% |
| Geon's share of the PVC Partnership's earnings (losses) | 0.3 | (2.8) |
| Amortization of the difference between Geon's investment in and underlying equity in the PVC Partnership | 0.6 | 1.8 |
| Geon's pro forma equity earnings (loss) from the PVC Partnership | $ 0.9 | $ (1.0) |

* Before cumulative effect of change in accounting for startup costs of an equity affiliate.

The PVC Partnership Pro Forma adjustments are comprised of the following items:

| | Six Months Ended June 30, 1999 | Year Ended December 31, 1998 |
|---|---|---|
| Adjust PVC and VCM pricing to supply contracts (Represents adjustments to the historical PVC and VCM pricing of the Geon PVC Business and the OxyChem PVC Business to reflect the pricing terms of the PVC and VCM supply contracts between the PVC Partnership and the parent companies) | $(3.9) | $(6.1) |
| Reverse interest expense on debt and the cost of accounts receivable sales agreement not contributed to the PVC Partnership. | 1.9 | 5.5 |
| Interest on PVC Partnership debt (Represents the PVC Partnership's interest expense relating to the $104 million paid to Geon and to finance initial working capital requirements) | (2.0) | (6.5) |
| | $(4.0) | $(7.1) |

(j) Represents the minority interest related to OxyChem's 10% interest in the Compounding Partnership.

(k) To record the tax effect of the pro forma adjustments using an estimated income tax rate of 39%.

(l) Represents the one-time incremental cost of sales due to the write-up of the acquired inventory of O'Sullivan to fair value, under the purchase method of accounting.

(m) Represents incremental depreciation expense due to the write-up of the acquired property, plant and equipment of O'Sullivan to fair value under the purchase method of accounting.

(n) Represents the incremental amortization due to the application of purchase accounting in the O'Sullivan acquisition resulting from the excess of the purchase price paid over net assets acquired. Goodwill will be amortized over 35 years.

(o) Represents the incremental amortization expense due to the write-up of the acquired workforce intangible assets of O'Sullivan to fair value under the purchase method of accounting. The workforce intangible asset will be amortized over 20 years.

(p) Includes incremental interest expense based on the imputed funding required to effect the acquisition of O'Sullivan. The interest rate used of 8% is an estimated long-term rate.

(q) To reflect the reduction of interest income resulting from the application of O'Sullivan's cash against the initial amount borrowed by Geon to effect the O'Sullivan acquisition, at an interest rate of 5.0%.

(r) To record the tax effect of the pro-forma adjustments using an estimated 39% income tax rate, exclusive of those items which are not deductible for income tax purposes.

The Unaudited Pro Forma Condensed Consolidated Statement of Income does not reflect the following:

(i) The synergies and the cost of such synergies expected to be realized by Geon as a result of the OxyChem Transactions. Geon expects its share of the synergies and the cost of such synergies resulting from OxyVinyls to approximate $20 million and $4 million, respectively, and the synergies and related costs of the synergies related to the Compounding Partnership to approximate $7 million and $3 million, respectively. The synergies are expected to be fully realized in 2001, and the costs of such synergies are expected to be incurred in 1999 and 2000. Such synergies, as they relate to OxyVinlys, are expected to be realized from cost reductions resulting from production, logistics, and distribution efficiencies; the consolidation of production facilities, reductions in executive management positions and related compensation and benefits; elimination of duplicate overhead, staffing and information systems costs; the consolidation of research and development facilities, as well as, legal, environmental, health and safety and risk management services; and reductions in the cost of property and liability insurance coverage. The synergies related to the Compounding Partnership are expected to be realized through the reduction of excess production capacity, the benefits resulting from the volume purchasing of materials, and the reduction of selling, general and administrative costs.

(ii) The cost savings expected to be realized from the Company's consolidation of its compounding manufacturing operations which began in the fourth quarter of 1998 and is expected to be completed by the first quarter of 2000. The Company has recorded total costs of $18.2 million ($6.9 million of non-cash charges) through June 30, 1999 in connection with the consolidation, and expects to realize cost savings of $3 million in 1999 and $8 million annually thereafter.

(iii) The cost savings, synergies and related costs that the Company expects to realize as a result of the acquisition of O'Sullivan. Management of the Company is currently developing plans to integrate O'Sullivan's operations. However, management's plans are not yet sufficiently advanced to determine the amount of such synergies or their costs.

**Cautionary Note on Forward-Looking Statements**

This Form 8-K/A contains statements concerning trends and other forward-looking information affecting or relating to the Company and its industry. Forward-looking statements can be identified by the use of forward-looking terms, such as “may,” “intends,” “will,” “expects,” “anticipates,” “estimates,” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from such statements for a variety of factors, including but not limited to (1) unanticipated changes in world, regional, or U.S. PVC consumption growth rates affecting the Company’s markets; (2) unanticipated changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, VCM & chlor-alkali industries; (3) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (4) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (5) inability to achieve, or delays in achieving savings related to business consolidation and restructuring programs; (6) unanticipated production outages or material costs associated with scheduled or unscheduled maintenance programs; (7) the impact on the North American vinyl markets and supply/demand balance resulting from the economic situation in the Far East; (8) the ability to obtain financing at anticipated rates; (9) unanticipated expenditures required in conjunction with year 2000 compliance; (10) unanticipated delay in realizing, or inability to realize, expected costs savings from acquisitions; (11) unanticipated costs or difficulties related to completion of proposed transactions or the operation of the joint venture entities; (12) lack of day to day operating control, including procurement of raw material feedstock, of the resin partnership; (13) lack of direct control over the reliability of delivery and quality of the primary raw materials (PVC & VCM) utilized in the Company’s products; and (14) partial control over investment decisions and dividend distribution policy of the resin partnership.